Suite 1509 15/F Jardine House 1 Connaught Place Central, Hong Kong Phone: 852-3972-4955 Fax: 852-3972-4999 Website: www.wsgr.com	香港中環 康樂廣場一號 怡和大廈15樓 1509室 電話: 852-3972-4955 傳真: 852-3972-4999 網址: www.wsgr.com

FOIA Confidential Treatment Requested by BitFuFu Inc.: FUFU-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND EMAIL	May 23, 2022

Re:	BitFuFu Inc. (CIK No. 0001921158)
Revised Draft Registration Statement on Form F-4 Confidentially Submitted May 23, 2022

On behalf of our client, BitFuFu Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we hereby submit this letter in response to comment 11 of the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 4, 2022, regarding the Company’s registration statement on Form F-4 confidentially submitted to the Commission on April 6, 2022 (the “Draft Registration Statement”).

Due to the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the relevant comment from the Staff in bold and have followed the comment with the Company’s response.

Suppliers, page 113

11. Disclosure on page F-50 indicates that a single supplier had an 82% concentration. Please revise your Suppliers disclosure on page 113 to identify this supplier and discuss the material terms of your material agreements with this supplier, such as minimum purchase commitments, the term of the agreement and termination provisions. Additionally, file this agreement as an exhibit. See Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 118 and 119 of the Revised Draft Registration Statement. The Company has also revised disclosure on page 36 of the Revised Draft Registration Statement to include risks associated with supplier concentration.

The Company respectfully submits that BitFuFu’s largest supplier is [***]. According to confidentiality provision in various agreements between BitFuFu and [***], BitFuFu may not disclose the pricing information and the identity and account information of [***] without prior written consent from [***]. The Company respectfully advises the Staff that it has not obtained such consent from [***] to publicly disclose its identity and pricing related information. The Company further submits that (1) it has disclosed the number of miners it operates as well as the cost of sales attributed to [***] in the Revised Draft Registration Statement; (2) the Company does not believe that the pricing terms of the miners would provide additional meaningful information among the total mix of the existing disclosure in the Revised Draft Registration Statement; and (3) disclosure of the pricing terms will cause competitive harm to BitFuFu’s ability to purchase miners at commercially viable terms. The Company has filed with the Commission material agreements between [***] and BitFuFu, with the identity and account information of [***], and the commercially sensitive pricing information redacted from the exhibits. The Company has enclosed the executed version of exhibits 10.13, 10.14, 10.15 and 10.16 with the letter filed with the Office of Freedom of Information and Privacy Act Operations for Staff’s review in camera.

Wilson Sonsini Goodrich & Rosati

威爾遜‧桑西尼‧古奇‧羅沙迪律師事務所

Partners 合夥人: Weiheng Chen 陳煒恒, Dan Ouyang 歐陽丹*, Winfield Lau 劉泳暉

*Not Resident in Hong Kong

austin    beijing    boston    brussels    hong kong    london    los angeles    new york    palo alto
san diego    san francisco    seattle    shanghai    washington, dc    wilmington, de

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at +852-3972-4955 or via e-mail at douyang@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

/s/ Dan Ouyang
Dan Ouyang

Enclosures cc:

Leo Lu, Chief Executive Officer, BitFuFu Inc.